UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 9, 2021

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2020

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

9 February 2021

NEWS RELEASE

ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2020

AngloGold Ashanti will release results for the year ended 31 December 2020 (the “Period”) on the Johannesburg Stock Exchange News Service on 22 February 2021.

With reference to the Listings Requirements of the JSE Limited, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding reporting period.

Expected Headline Earnings and Basic Earnings – Continued Operations

Shareholders are advised that the Company has reasonable certainty that headline earnings for the Period are expected to be between $962 million and $1,037 million, with headline earnings per share (“HEPS”) of between US 229 cents and US 247 cents. Headline earnings and HEPS for the comparative period in 2019 were $379 million and US 91 cents, respectively.

The total basic earnings from continuing operations (“basic earnings – continuing operations”) for the Period are expected to be between $910 million and $982 million, resulting in total basic earnings per share from continuing operations (“EPS – continuing operations”) of between US 216 cents and US 233 cents. The basic earnings – continuing operations and EPS – continuing operations for the comparative period were $364 million and US 87 cents, respectively.

The expected overall increases in headline earnings and basic earnings – continuing operations for the Period compared to the comparative period were primarily due to the following reasons:

•The gold price received increased by 27%;
•Weaker local currencies more than offset inflationary increases across operating jurisdictions;
•Income from joint ventures, mainly Kibali, increased by $110 million (post-tax) or US 26 cents per share; and
•Care & maintenance costs of $47 million (post-tax) or US 11 cents per share incurred at Obuasi in the comparative period were not repeated in the current Period.

The increases in earnings were partly offset by:

Non-cash adjustments
•The derecognition of the remaining deferred tax assets after the sale of the South African operations to Harmony Gold Mining Company Limited (“Harmony”) of $69 million, or US 16 cps in the current Period; and
•Discounting of the Argentine export duties receivable resulted in a decrease in earnings of $15 million (post-tax) or US 4 cents per share.

Other income statement effects
•Adverse inventory and stockpile movements;
•Higher taxes, withholding taxes and royalties paid in the Period in most jurisdictions as a result of the higher gold price;
•Additional losses realised on oil and gold derivatives of $17 million (post-tax) or US 4 cents per share when compared to the comparative period; and
•A Brazilian power utility refund received in April 2019 of $11 million (post-tax) or US 3 cents per share not repeated in the current Period.

In addition, basic earnings – continuing operations were favourably impacted in the current Period by a profit of $18 million (post-tax) or US 4 cents per share as a result of the disposal of the Company’s interest in the Sadiola and Morila joint ventures. This profit is excluded from headline earnings.

Reconciliation of Basic Earnings (Continuing and Discontinued Operations) to Headline Earnings

The reconciliation of basic earnings from continuing and discontinued operations to headline earnings primarily include the following items that are excluded from headline earnings:

•A profit of $18 million (post-tax) or US 4 cents per share as a result of the disposal of the Company’s interest in the Sadiola and Morila joint ventures;
•A non-cash impairment reversal of $17 million (post-tax) or US 4 cents per share relating to the sale of the South African operations to Harmony; and
•A loss on the sale of the South African operations to Harmony of $81 million (post-tax) or US 19 cents per share.

Operational Performance – Continuing and Discontinued Operations

Production for the year ended 31 December 2020 is expected to be 3.047Moz, compared to 3.281Moz for the year ended 31 December 2019, with the decline in production mainly due to the sale of the South African operations and the impact of the COVID-19 pandemic on production. AngloGold Ashanti delivered a solid production performance for the year, taking into consideration the challenges created by the pandemic. The performance for the year was underpinned by a record year at Geita, and steady performances at Kibali, Iduapriem, Siguiri, Sunrise Dam, and AGA Mineração which helped offset declines in production at Tropicana, Cerro Vanguardia and Serra Grande. The Obuasi Redevelopment Project continued its ramp-up, delivering 127,000oz of production despite delays in receiving equipment and in the arrival of critical skills for the project as a result of lockdowns in various jurisdictions during the year.

The financial information on which this trading statement is based has not been reviewed and reported on by AngloGold Ashanti’s external auditors.

Johannesburg
9 February 2021

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS Media
Chris Nthite General inquiries	+27 11 637 6388/ +27 83 301 2481	cnthite@anglogoldashanti.com media@anglogoldashanti.com
Investors Sabrina Brockman	+1 646 880 4526/ +1 646 379 2555	sbrockman@anglogoldashanti.com
Yatish Chowthee Fundisa Mgidi	+27 11 637 6273 / +27 78 364 2080 +27 11 637 6763 / +27 82 821 5322	yrchowthee@anglogoldashanti.com fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019 and the Risk Factors section in AngloGold Ashanti’s Prospectus Supplement dated 28 September 2020, which have each been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 9, 2021

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel & Compliance